PROXY RESULTS (Unaudited)
Cohen & Steers REIT &
Utility Income Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted	Authority
				    For	        Withheld
To Elect Directors
George Grossman			 50,392,195 	 3,001,217
Robert H. Steers		 50,445,453 	 2,947,959
C. Edward Ward, Jr.		 50,568,803 	 2,824,609